NEWS RELEASE

EMX Royalty Files Amended and Restated Timok Project

Technical Report on SEDAR

Vancouver, British Columbia, August 3, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the filing on SEDAR of an amended and restated Timok Project Technical Report entitled: "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated July 21, 2021 and with an effective date of December 31, 2020 prepared by Mineral Resource Management LLC ("MRM"). The amended and restated Technical Report can be found under the Company's profile at www.sedar.com. EMX holds an uncapped 0.5% net smelter return ("NSR") royalty on Timok's Brestovać license, which covers the Čukaru Peki copper-gold development project. The Timok Project is controlled and being developed by Zijin Mining Group Co., Ltd ("Zijin").

The amended and restated Timok Technical Report: a) restates the Timok Project resources and reserves for the Upper Zone and the resources for the Lower Zone as adopted from public disclosures by Zijin, which is the current owner and operator of the Timok Project. Zijin's Timok Project resources and reserves, disclosed in its 2020 Annual Report, have been conformed to the requirements of NI 43-101 and are materially identical to those of the previous operator Nevsun, which were referenced in the original Report; and b) removes the discussion of EMX's Brestovać West and Durlan Potok royalty properties from the section of the original Report entitled "Adjacent Properties" to comply with the requirements of NI 43-101. The discussion of these two royalty properties has been moved to the "Property Description and Location" section of this amended and restated Technical Report to accompany the discussion of the Brestovać royalty property.

Zijin is on a fast-track schedule for Timok's Čukaru Peki high sulfidation epithermal copper-gold development project. Recently, Zijin stated in a news release dated June 16, 2021, that it "recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation". In addition to the Upper Zone, Čukaru Peki also hosts the underlying Lower Zone porphyry copper-gold resource project, which provides substantial exploration upside to EMX's Brestovać royalty asset.

The start of trial production and the imminent commencement of commercial production this year at the Upper Zone represents an important milestone for EMX which purchased its key 0.5% NSR royalty on the Timok Project in 2013, shortly after the discovery of the Čukaru Peki copper-gold deposit (see EMX News Release dated February 4, 2014). This acquisition serves as an example of how EMX leveraged its in-country expertise through early recognition of the potential value of the Čukaru Peki discovery, but also through the understanding of where key royalty interests were held by third parties that were available for acquisition.

EMX congratulates Zijin on its ongoing progress in developing the Timok Project, and looks forward to new advancements as the work programs progress.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base, and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2021 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com